INTEGRA RESOURCES ANNOUNCES TRANSFORMATIONAL MERGER WITH FLORIDA
CANYON GOLD CREATING A LEADING GROWTH FOCUSED GOLD AND SILVER
PRODUCER IN THE GREAT BASIN

Vancouver, British Columbia and Toronto, Ontario - July 29, 2024 - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) and Florida Canyon Gold Inc. ("FCGI") (TSX-V: FCGV) (together, the "Companies") are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement"), dated July 28, 2024, whereby Integra has agreed to acquire all of the issued and outstanding shares of FCGI pursuant to a court-approved plan of arrangement (the "Transaction"). The Transaction will create a diversified, Great Basin-focused gold ("Au") and silver ("Ag") producer with immediate gold production of approximately 70 thousand ounces ("kozs") of gold equivalent ("AuEq")(1) per annum from the Florida Canyon Gold Mine ("Florida Canyon"), coupled with a built-in growth pipeline of high-quality development stage assets including the DeLamar Project ("DeLamar") and the Nevada North Project ("Nevada North").

Under the terms of the Transaction, FCGI shareholders will receive 0.467 of a common share of Integra (each whole share, an "Integra Share") for each common share of FCGI ("FCGI Share") held (the "Exchange Ratio"). Existing shareholders of Integra and FCGI will own approximately 60% and 40%, respectively, of the outstanding Integra Shares on closing of the Transaction (but prior to the completion of the equity financing described below) on a fully-diluted in-the-money basis. The Exchange Ratio implies consideration of C$0.69 per FCGI Share based on the closing market price of the Integra Shares on the TSX Venture Exchange (the "TSXV") on July 26, 2024 for total consideration of approximately C$95 million.

The merger between FCGI and Integra creates a growth focused gold and silver producer in the Great Basin, providing balanced and transformational benefits to shareholders of both Integra and FCGI. The Transaction is strategically aligned with Integra's long-term vision of becoming a leading US based mid-tier gold-silver producer and generating significant value for all shareholders and stakeholders. Following completion of the Transaction, Integra will hold a diversified and tactically sequenced portfolio of gold-silver production and development assets, all within the top tier mining jurisdiction of the Great Basin. Currently cash flowing Florida Canyon will serve as the foundational production asset, underpinned by two high-quality development projects in DeLamar and Nevada North. The combined portfolio provides a pathway for Integra to materially grow its production profile and become a mid-tier producer capable of delivering over 250kozs AuEq(1) per annum from a top tier mining jurisdiction at a competitive all-in sustaining cost ("AISC").

Strategic Rationale for Transaction

  Immediate Gold Production & Cash Flow: The Transaction will establish Integra as a newly formed junior gold-silver producer, providing investors immediate exposure to the strong metal price environment through Florida Canyon.

    Florida Canyon:

      Florida Canyon is a proven open-pit mining operation located in Nevada, with solid operating performance in recent years due to enhancements to personnel and operational practices.

  Production in 2023 of ~71kozs AuEq at net cash costs and AISC of US$1,368/oz and US$1,654/oz, respectively.(1)(2)

  The 2024 NI 43-101 Technical Report for Florida Canyon demonstrated a 7 year mine life (not including three years of residual leaching), producing an average of ~70kozs AuEq per annum, generating an after-tax Net Present Value ("NPV") 5% of US$128 million (using Base Case gold of US$2,200/oz for 2024, US$2,150/oz for 2025/2026 and US$1,900/oz thereafter).(1)

  Robust Pipeline to Support Industry Leading Growth: Complementary portfolio of robust, strategically sequenced, oxide heap leach projects, creating clear a path to growing production and becoming a mid-tier precious metals producer.

    DeLamar:

      DeLamar is an advanced gold-silver heap leach project located in southwestern Idaho. A Mine Plan of Operations has been submitted and deemed complete by the U.S. Bureau of Land Management in June 2024. DeLamar is one of the few gold-silver development projects in the Western U.S. that will be actively advanced through the National Environmental Protection Agency ("NEPA") mine permitting process, demonstrating the significant scarcity value of the project.
      The 2022 Pre-feasibility Study ("PFS") for DeLamar demonstrated an 8-year mine life, producing an average of 136kozs AuEq per annum, generating an after-tax NPV5% of US$470M and Internal Rate of Return ("IRR") of 33% (using US$2,000/oz Au and US$23/oz Ag).(2)
        The 2022 PFS study mine plan excludes ~500kozs AuEq of Measured & Indicated ("M&I") resources found in historic stockpiles. The stockpiles sit at surface and were mined by previous operators. The stockpile resource was published by Integra in 2023. Feasibility Study work is ongoing which will incorporate the stockpiles into a mine plan.(2)

    Nevada North:

      Nevada North is comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Wildcat deposit is located approximately 40 miles from Florida Canyon.
      The 2023 Preliminary Economic Assessment for Nevada North demonstrated a 13-year mine life, producing an average of 80kozs AuEq per annum, generating an after-tax NPV5% of US$490M and IRR of 37% (using US$2,000/oz Au and US$23/oz Ag)(1). Approximately 80% of the stated mineral resource at Nevada North is within the Indicated category.
      Drilling is currently underway at the Wildcat Deposit to increase oxide mineralization adjacent to the existing resource while also testing the high-grade breccia target for oxide resource expansion and to gather material for further metallurgical and geotechnical testing.
  Significant Resource Endowment: Combined portfolio of three high-quality oxide heap leach gold-silver projects within the Great Basin with peer leading resource inventory with 5.2 million ounces ("Mozs") Au and 152.5Mozs Ag in the M&I category, and 2.9Mozs Au 17.2Mozs Ag in the Inferred category. Total mineral reserves of 2.0Mozs Au and 51.3Mozs Ag in the Proven and Probable category based on oxide and mixed ore. (1),(2),(3)

(1) See NI 43-101 technical report titled: "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA", dated July 11, 2024 with an effective date of June 28, 2024 available under FCGI's SEDAR+ profile at www.sedarplus.ca. Gold equivalent using US$1,900/oz Au and US$20.00/oz Ag. 2023 production figures for Florida Canyon reported in Argonaut Gold Inc. Management's Discussion & Analysis for the year ended December 31, 2023. Refer to Table 1 below for mineral reserve and resource estimate.

(2) See NI 43-101 technical report titled: "Technical Report for the DeLamar and Florida Mountain Gold - Silver project, Owyhee County, Idaho, USA", dated March 22, 2022 with an effective date of January 24, 2022 available under Integra Resources' SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. Gold equivalent using US$1,700/oz Au and US$21.50/oz Ag. Refer to Table 2 below for mineral reserve and resource estimate.

(3) See NI 43-101 technical report titled: "NI 43-101 Technical Report, Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023, with an effective date of June 28, 2023, available under Integra Resources' SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. Gold equivalent using US$1,700/oz Au and US$21.50/oz Ag. Refer to Table 1 below for mineral reserve and resource estimate.

  Strong Potential for Regional Synergies: Tangible synergies exist between Florida Canyon and Nevada North, located approximately 40 miles apart, which are expected to drive significant additional long-term value within the Great Basin for all shareholders and stakeholders. Integra will also benefit from a seasoned and experienced team at Florida Canyon as it brings DeLamar and Nevada North into production.

  High Quality Team: The executive team and Board of Directors have a proven track record of success in exploration, project-development and mining operations in the U.S. In addition, the senior leadership team boasts significant project financing, mergers & acquisitions ("M&A"), and capital markets experience.

  Financial Strength: The Company will be strongly positioned to optimize Florida Canyon and advance key milestones at DeLamar and Nevada North - Wheaton Precious Metals Corp. ("Wheaton") and Beedie Investments Ltd. ("Beedie Capital") partnerships provide line-of-sight to project financing.

  Benefits to Local Communities: The Transaction creates 20+ years of employment for the local workforce at Florida Canyon and brings significant benefits to communities surrounding Integra's key projects in Nevada and Idaho. All key projects are located within driving distance of each other.

Jason Kosec, President and Chief Executive Officer of Integra, stated, "The Transaction between Integra and FCGI is a unique opportunity to combine production and cash flows with two complementary high-quality growth projects in the Great Basin, one of the best mining jurisdictions in the world. Post Transaction Integra will benefit from the currently cash flowing Florida Canyon mine, which provides investors immediate exposure to strong metal prices. DeLamar and Nevada North provide an unmatched growth pipeline that create a pathway to grow Integra from a junior to mid-tier producer in the coming years. As DeLamar is advanced through permitting and toward production, it will greatly benefit from the existing operational and technical capabilities of the team operating Florida Canyon. Moreover, the proximity of Florida Canyon to Nevada North will create a 20+ year mining complex that will benefit from tangible synergies and also deliver significant value to both shareholders and local communities. This Transaction represents a monumental step towards Integra's long-term vision of building an industry leading USA focused mid-tier gold producer."

Audra Walsh, Interim Chief Executive Officer of FCGI, stated, "We are excited to announce the merger of FCGI with Integra, a strategic move that will significantly enhance the combined company's position as a leading US junior gold producer with a strong growth pipeline. This transaction offers FCGI shareholders substantial ongoing ownership in the new company, providing the opportunity to participate in the anticipated future re-rating as DeLamar progresses toward production. The close proximity of Florida Canyon, DeLamar, and Nevada North has the potential to generate substantial synergies, paving the way for accelerated growth and operational efficiencies."

Benefits to Integra Shareholders

  Immediate transition from gold developer to junior gold producer with predictable annual production from a proven heap leach mining operation, providing investors exposure to the strong metal price environment.

  Potential for new oxide discoveries identified at targets along strike at Florida Canyon, which have the potential to significantly extend mine life.

  Existing Florida Canyon team will provide benefits to entire portfolio of projects. Operational and technical expertise from Florida Canyon will be invaluable for engineering, construction, and ramp-up at Delamar. The proximity of Florida Canyon and Nevada North is expected to create tangible synergies for people and equipment as Nevada North is brought online.

  The combined company will benefit from enhanced scale and improved capital markets profile, trading liquidity, and expected reduction to cost of capital which will be crucial for project financing at DeLamar.

  Creates the potential for future index inclusion and the addition of new significant cornerstone investors to join the likes of Wheaton, Beedie Capital, and GMT Capital Corp. ("GMT")

Benefits to FCGI Shareholders

  FCGI shareholders retain meaningful ownership in one of the largest precious metals companies in the Great Basin by mineral endowment.

  Provides diversification from a single asset production company to a multi-asset vehicle with production and two high-quality development projects, creating a long-term operating platform and pathway for growth.

  Florida Canyon workforce will benefit from the addition of nearby development projects with potential for career advancements and longevity. Communities surrounding Florida Canyon will benefit from a larger platform to support expanding mining operations within region.

  Significantly improves the company's capital markets profile with a NYSE American listing and enhanced coverage from the analyst and investor community. In addition, adds a top-tier roster of institutional and strategic investors to support long-term strategy.

  Addition of a top tier management team with extensive experience across exploration, development, and production in the U.S. as well as deep expertise in capital markets and M&A.

Transaction Details

Pursuant to the Transaction, FCGI shareholders will receive 0.467 of an Integra Share for each FCGI Share held (the "Consideration"). The Consideration implies C$0.69 per FCGI Share and represents an equity valuation of approximately C$95 million based on the closing price of the Integra Shares on July 26, 2024. Existing shareholders of Integra and FCGI will own approximately 60% and 40% of the combined company, respectively, on a fully-diluted in-the-money basis, before given effect any concurrent financing.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act, requiring the approval of (i) at least 66 ⅔% of the votes cast by the shareholders of FCGI voting in person or represented by proxy, (ii) if applicable, a simple majority of the votes cast by shareholders of FCGI, excluding for this purpose the votes of "related parties" and "interested parties" and other votes required to be excluded under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting of FCGI's shareholders to consider the Transaction, and (iii) the approval of the Ontario Superior Court of Justice.

Directors and senior officers of FCGI have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their FCGI common shares in favour of the Transaction. Voting support agreements have also been received from certain FCGI shareholders.

On the effective date of the Transaction, the Board of Directors (the "Board") of Integra will be reconstituted such that six current directors of Integra will remain on the Board, and Integra will appoint two additional directors from nominees provided by FCGI.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including the approvals of the TSXV and the satisfaction of certain other closing conditions customary in transactions of this nature as well as customary interim period covenants regarding the operation of each of the Companies' respective businesses. The Transaction is subject to the prior completion of the sale of FCGI's Mexican assets, as previously announced, and receipt of approval from the Federal Economic Competition Commission (Comisión Federal de Competencia Económica - COFECE), under the Federal Law of Economic Competition, to such sale. The transaction is also conditional upon binding arrangements being in place for the replacement of collateral supporting the FCGI Surety Bond and release of the Alamos Surety Bond Guarantee. The Arrangement Agreement contains customary provisions including fiduciary-out provisions in favour of FCGI, non-solicitation and right to match superior proposals in favour of Integra, and a US$2.25 million termination fee payable to Integra under certain circumstances. Subject to the satisfaction of these conditions, Integra and FCGI expect that the Transaction will be completed in the fourth quarter of 2024. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which will be available under the SEDAR+ profiles of Integra and FCGI at www.sedarplus.ca.

Full details of the Transaction will be included in the management information circular of FCGI, expected to be mailed to shareholders in September 2024. The FCGI shareholder's meeting is expected to occur in October 2024, with closing of the Transaction expected in November 2024.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States (as defined in Regulation S under the U.S. Securities Act), and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemption from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors' Recommendation and Voting Support

The Arrangement Agreement and the Transaction have been unanimously approved by the boards of directors of each of Integra and FCGI, and the board of directors of FCGI has recommended that FCGI shareholders vote in favour of the Transaction. Stifel has provided a fairness opinion to the Board of Directors of Integra, stating that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to Integra.

Cormark Securities Inc. has provided a fairness opinion to the Board of Directors of FCGI, stating that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Transaction is fair, from a financial point of view, to FCGI shareholders. The full text of the fairness opinion, which describe, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken, and the terms and conditions of the Transaction, will be included in the management information circular of FCGI.

Following completion of the Transaction, the Integra Shares will continue trading on the TSXV and NYSE American, and the FCGI Shares will be de-listed from the TSXV. Approximately 89 million Integra Shares are currently outstanding on a non-diluted basis and approximately 138 million FCGI Shares are currently outstanding on a non-diluted basis. Upon completion of the Transaction (assuming no additional issuances of Integra Shares or FCGI Shares, other than the issuance of Integra Shares on conversion of the Subscription Receipts), there will be approximately 168 million Integra Shares outstanding on a non-diluted basis and approximately 179 million Integra Shares outstanding on a fully-diluted in-the-money basis.

Beedie Capital Consent to the Transaction & Capital Credit Facility

In connection with the closing of the Transaction, Integra is pleased to announce that it has entered into a fourth supplemental credit agreement ("Fourth Supplemental Credit Agreement") with Beedie Capital to amend the convertible loan agreement dated July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023 and a third supplemental agreement dated as of February 20, 2024 (as amended by the Fourth Supplemental Credit Agreement (the "Credit Agreement"), pursuant to which Beedie Capital agreed to loan up to US$20 million (the "Convertible Facility")). Beedie Capital agreed to a second advance in the amount of US$5 million subject to satisfying certain conditions under the Fourth Supplemental Credit Agreement, and to further amend the Convertible Facility to accommodate the assets of FCGI and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Credit Agreement.

Beedie Capital and Integra further agreed to, conditional upon closing of the Transaction, amend the terms of the Credit Agreement to provide for the following: (i) subject to TSXV approval, modify the conversion price on the initial advance of US$10 million (the "Initial Advance") from C$0.945 per Integra common share (the "Common Share") (or, C$2.3625 per Common Share on a post-consolidation basis) to a 25% premium to the Issue Price, being C$1.6875; (ii) extension of the maturity date of the Credit Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of October 31, 2023 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the Convertible Facility continued for 36 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than US$2 million to US$5 million. Integra will also request to draw a second advance on the Convertible Facility in the principal amount of US$5 million (the "Subsequent Advance") immediately following completion of the Transaction, with a conversion price equal to a 25% premium to the Issue Price. In the event that the amendment to the conversion price of the Initial Advance does not receive regulatory approval, Integra and Beedie Capital have agreed to a downward adjustment to the aforementioned premium in respect of the conversion price of the Subsequent Advance which would result in Beedie Capital receiving up to the same aggregate number of Integra Shares that Beedie Capital otherwise would have been entitled to receive upon conversion in full of the Initial Advance and Subsequent Advance had the conversion price of the Initial Advance been amended to equal a 25% premium to the Issue Price.

Beedie Capital has provided their consent to the Transaction pursuant to the terms of the Arrangement Agreement, subject to, among other things, the satisfaction by Integra (or waiver by Beedie Capital) of certain conditions precedent, including the completion of a concurrent financing in accordance with its respective terms, approval of the TSXV for the revised conversion price of the Initial Advance and the Subsequent Advance, and there being no other default or event of default under the Credit Agreement.

Advisors and Counsel

Stifel and Trinity Advisors Corporation are acting as financial advisors to Integra. Cassels Brock & Blackwell LLP is acting as legal counsel to Integra in connection with the Transaction.

Cormark Securities Inc. is acting as financial advisor to FCGI. Bennett Jones LLP and HBH Strategic Advisors are acting as legal counsel to FCGI in connection with the Transaction.

Conference Call and Webcast

Integra and FCGI will jointly host a webinar to discuss the Transaction on July 29, 2024 at 8:00 a.m. PST / 11:00 a.m. EST. Participants may join the webinar by registering at the link below:

https://us02web.zoom.us/webinar/register/WN_aaUjBw4BTeu2Nhazn9GBEQ

A replay of this webinar will be available on Integra's website.

Technical Disclosure and Qualified Persons

The scientific and technical information contained in this news release with respect to Integra has been reviewed and approved by Raphael Dutaut, Ph.D., P.Geo., Integra's Vice President Geology & Mining, a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The scientific and technical information contained in this news release with respect to FCGI is based on information prepared by or under the supervision of  Terre Lane, Principal Mining Engineer, Global Resource Engineering, a QP as defined by NI 43-101.

Non-IFRS Measures

"Net cash costs" and AISC are non-IFRS measures.  "Net Cash Costs" is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. The Company reports cash cost per ounce on a sales basis. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure, along with sales, are considered to be key indicators of a Company's ability to generate operating profits and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is considered the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.

The World Gold Council definition of AISC seeks to extend the definition of cash cost by adding corporate, and site general and administrative costs, reclamation and remediation costs (including accretion and amortization), exploration and study costs (capital and expensed), capitalized stripping costs and sustaining capital expenditures and represents the total costs of producing gold from current operations. AISC excludes income tax payments, interest costs, costs related to business acquisitions and items needed to normalize profits. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. For the year ended December 31, 2023, along with comparative periods, the Company reclassified regional general and administrative expenses in Mexico, and accretion expenses previously classified under the corporate group, to each individual mine group. Management believes this better attributes regional general and administrative expenses and accretion expenses and also improves comparability amongst our peer companies.

The Company believes that these measures provide investors with an alternative view to evaluate the performance of the Company.  Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Please see the most recent management's discussion and analysis ("MD&A") for full disclosure on non-IFRS measures.

Mineral Reserve & Resource Information

Table 1: Florida Canyon Mineral Reserve & Resource Estimate

Material	Class	Cut-off Grade (Gold oz/ton)	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Au (oz x 1000)
Oxides	Measured	0.0039 - 0.0046	-	-	-

	Indicated	0.0039 - 0.0046	93,036	0.0100	933
Sulfides	Measured	0.0162	-	-	-

	Indicated	0.0162	-	-	-
Sub-Total	Measured & indicated	0.0039-0.0162	93,036	0.0100	933
Oxides	Inferred	0.0039 - 0.0046	40,067	0.0091	366
Sulfides	Inferred	0.0162	66,098	0.0281	1,854
Sub-Total	Inferred	0.0039-0.0162	106,165	0.0209	2,220

1. Mineral Resources are reported, using the 2014 CIM Definition Standards, with an effective date of 31 December 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$1,800/oz; gold recoveries ranging from 45% to 64% for oxides and 80% for sulfides; reference mining cost of $2.49/ton mined in-situ and $1.89/ton mined fill; processing cost of $4.51/ton processed for oxide crushed material and $2.42/ton processed for oxide ROM material; processing cost of $21.00/ton processed for sulfide material; general and administrative costs of $1.09/ton processed; treatment and refining costs of $6.57/oz Au recoverable; royalty  of $88.00/oz Au recoverable, and pit slope overall angles ranging from 30-36°.

4. Mineral Resources are reported at a cut-off grade ranging from 0.0039 oz/ton to 0.0057 oz/ton for oxides and is 0.0162 oz/ton for sulfides.

5. Mineral Resources include a stockpile inventory of 1,206.9 ktons at an average grade of 0.0052 oz/ton and total contained gold of 6.22 koz.

6. Mineral Resources include heap leach inventory of 3,928.7 ktons at an average grade of 0.0101 oz/ton and total contained gold of 39.64 koz.

7. Numbers have been rounded and may not sum.

Category	Tonnage (tons x 1000)	Gold Grade (oz/ton)	Contained Gold (oz x 1000)
Proven	-	-	-
Probable	85,352	0.0101	861
Proven & Probable	85,352	0.0101	861

1. Mineral Reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of 31 December 2023. The Qualified Person for the estimate is Ms. Terre Lane, MMSA QP, a GRE employee.

2. Mineral Reserves are constrained within an open pit design that uses the following assumptions: gold price of US$1,800/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 45% to 64%;  reference mining cost of $2.49/ton mined in-situ and $1.89/ton mined fill; processing cost of $4.51/ton processed for oxide crushed material and $2.42/ton for oxide ROM material; G&A costs of $1.09/ton ore processed; treatment and refining costs of $6.57/oz gold recoverable; royalty costs of $88.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 38-42° for rock and 30° for alluvium / fill.

3. Mineral Reserves are reported at a cut-off grade ranging from 0.0039 oz/ton to 0.0057 oz/ton.

4. Mineral Reserves include a stockpile of 1,206.9 ktons at an average grade of 0.0052 oz/ton and total contained gold of 6.22 koz.

5. Mineral Reserves include Heap Leach Inventory of 3,928.7 ktons at an average grade of 0.0101 oz/ton and total contained gold of 39.64 koz.

6. Numbers have been rounded and may not sum.

Table 2: DeLamar Project Mineral Resource Estimate

Type	Category	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz	AuEq g/t	AuEq oz
Oxide	Measured	6,313,000	0.36	74,000	16.9	3,427,000	0.58	118,000
	Indicated	42,346,000	0.35	471,000	13.4	18,291,000	0.52	706,000
	M&I	48,659,000	0.35	545,000	13.9	21,718,000	0.53	825,000
	Inferred	11,132,000	0.28	99,000	7.8	2,795,000	0.38	135,000

Mixed	Measured	10,043,000	0.42	136,000	21.8	7,032,000	0.70	227,000
	Indicated	60,136,000	0.35	672,000	15.0	29,010,000	0.54	1,045,000
	M&I	70,179,000	0.37	808,000	16.5	36,042,000	0.58	1,272,000
	Inferred	8,533,000	0.27	74,000	8.4	2,302,000	0.38	104,000

Non-Oxide DeLamar	Measured	16,541,000	0.54	288,000	38.1	20,249,000	1.03	549,000
	Indicated	48,608,000	0.45	710,000	26.4	41,292,000	0.79	1,241,000
	M&I	65,149,000	0.48	998,000	29.38	61,541,000	0.85	1,790,000
	Inferred	11,797,000	0.41	157,000	17.0	6,456,000	0.63	240,000

Type	Category	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz	AuEq g/t	AuEq oz
Non-Oxide Florida Mountain	Measured	4,515,000	0.39	57,000	13.4	1,949,000	0.56	82,000
	Indicated	16,878,000	0.43	233,000	9.9	5,348,000	0.56	302,000
	M&I	21,393,000	0.42	290,000	10.61	7,297,000	0.56	384,000
	Inferred	6,764,000	0.33	72,000	8.8	1,915,000	0.44	97,000

Stockpiles	Measured	-	-	-	-	-	-	-
	Indicated	42,455,000	0.22	296,000	11.8	16,149,000	0.37	504,000
	M&I	42,455,000	0.22	296,000	11.8	16,149,000	0.37	504,000
	Inferred	4,877,000	0.17	26,000	9.8	1,535,000	0.30	46,000

Total Heap Leach	Measured	16,356,000	0.40	210,000	19.9	10,459,000	0.66	345,000
	Indicated	144,937,000	0.31	1,439,000	13.6	63,450,000	0.48	2,256,000
	M&I	161,293,000	0.32	1,649,000	14.3	73,909,000	0.50	2,600,000
	Inferred	24,542,000	0.25	199,000	8.4	6,632,000	0.36	284,000

Total Resources	Measured	37,412,000	0.46	554,000	27.2	32,657,000	0.81	974,000
	Indicated	210,424,000	0.35	2,381,000	16.3	110,091,000	0.56	3,798,000
	M&I	247,836,000	0.37	2,935,000	18.1	142,748,000	0.60	4,772,000
	Inferred	43,101,000	0.31	428,000	10.8	15,002,000	0.45	621,000

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Michael Gustin, MDA a division of RESPEC of Reno, Nevada, is a Qualified Person as defined in NI 43-101, is responsible for reporting Mineral Resources for DeLamar. Mr. Gustin is independent of the Company.

3. In-Situ Oxide and Mixed and Stockpile Mineral Resources are reported at a 0.17 and 0.1 g/t AuEq cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide Mineral Resources are reported at a 0.3 g/t AuEq cut-off at DeLamar and 0.2 g/t AuEq at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The Mineral Resources are constrained by pit optimizations set out in the Technical Report.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in the Technical Report.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The Effective Date of the MRE is August 25, 2023.

9. The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 3: Nevada North Mineral Resource Estimate

		Wildcat Deposit
		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
	Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

		Mountain View Deposit
		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	22,007,778	0.57	401,398	2.46	1,738,448	0.60	423,772
	Inferred	3,579,490	0.44	50,716	1.43	165,049	0.46	52,840
Mixed	Indicated	2,804,723	0.66	59,676	6.56	591,868	0.75	67,293
	Inferred	215,815	0.40	2,750	3.77	26,184	0.44	3,087
Non-Oxide	Indicated	3,938,017	0.92	116,970	8.46	1,071,521	1.03	130,760
	Inferred	360,198	0.58	6,679	4.57	52,955	0.64	7,361
Total	Indicated	28,750,517	0.63	578,044	3.68	3,401,836	0.67	621,826
	Inferred	4,155,502	0.45	60,145	1.83	244,188	0.47	63,288

		Nevada North Project Total
		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	81,880,584	0.44	1,147,695	3.11	8,176,316	0.48	1,252,925
	Inferred	26,035,338	0.31	260,377	2.56	2,145,178	0.34	287,986
Mixed	Indicated	2,804,723	0.66	59,676	6.56	591,868	0.75	67,293
	Inferred	215,815	0.40	2,750	3.77	26,184	0.44	3,087
Non-Oxide	Indicated	3,938,017	0.92	116,970	8.46	1,071,521	1.03	130,760
	Inferred	360,198	0.58	6,679	4.57	52,955	0.64	7,361
Total	Indicated	88,623,324	0.46	1,324,341	3.45	9,839,705	0.51	1,450,978
	Inferred	26,611,351	0.32	269,807	2.60	2,224,317	0.35	298,434

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. William Lewis, P.Geo of Micon International Limited has reviewed and validated the Mineral Resource Estimate for Wildcat & Mountain View.

3. Mr. Lewis is an independent "Qualified Person", as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

4. The estimate is reported for open-pit mining scenario and with reasonable assumptions.

5. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs vary from US$1.5/t to US$2.4/t (depending on material type and project location), processing cost of US$3.1/t and US$3.7/t, G&A costs of US$0.4/t to US$0.5/t, and metallurgical gold recoveries varying from 30% to 86%.

6. Gold equivalent in the Resource Estimate is calculated by g/t Au + (g/t Ag ÷ 77.7).

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western U.S. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading U.S. focused mid-tier gold and silver producer.

About Florida Canyon Gold

FCGI is a Canadian-based junior gold producer with assets in the United States and Mexico. The principal operating assets of FCGI are the Florida Canyon mine in Nevada and San Agustin mine in Mexico. The Corporation also holds the El Castillo mine, La Colorada mine, Cerro del Gallo project, and San Antonio project (which is subject to an option agreement with Heliostar Metals Limited), all located in Mexico. FCGI has entered into a binding agreement to sell its interests in the San Agustin mine, El Castillo mine, La Colorada mine, Cerro del Gallo project and San Antonio project to Heliostar Metals Ltd.

INTEGRA CONTACT INFORMATION

Inquiries: ir@integraresources.com
Website: www.integraresources.com
Phone: 604-416-0576

FLORIDA CANYON GOLD CONTACT INFORMATION

Inquiries: info@floridacanyon.com

Website: www.floridacanyongold.com

Phone: 705-980-2450

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: completion of the proposed Transaction, including receipt of all necessary court, shareholder and regulatory approvals, and the timing thereof; the potential benefits to be derived from the Transaction, including, but not limited to, the future financial or operating performance of Integra on a post-Transaction basis, including the Wildcat, Mountain View, Florida Mountain, Florida Canyon and DeLamar projects, and including, but not limited to, benefits therefrom, goals, synergies, opportunities, profile, mineral resources, project and production optimization and potential production, project timelines, prospective shareholdings and integration, the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; the results from work performed to date; expectations with respect to future cash flows from operations, net debt and financial results; metal or mineral recoveries; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; the benefits of the development potential of the properties of the Company and Florida Canyon; the future price of gold, copper, and silver; the timing and amount of estimated future production; costs of production; success of exploration activities; timing of filing of a mine plan of operations; the results from work performed to date; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; anticipated advancement of mineral properties; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the successful completion of the Transaction (including receipt of all regulatory approvals, shareholder and third-party consents), the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: risks related to the Transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the Transaction and to consummate the Transaction; integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023, and FCGI listing application on TSXV Form 2B dated July 12, 2024.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.